FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIOS

Calgary, Alberta – November 15, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.08838 to 1.09704 and an increase to the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable Shares from 1.00893 to 1.01696.  These increases are effective on November 15, 2004.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	October 31, 2004
Opening Exchange Ratio	1.08838
Enterra Energy Trust Distribution per Unit	US$ 0.13
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to November 15, 2004)	US$16.33
Increase in Exchange Ratio *	0.00866
Effective Date of the Increase in Exchange Ratio	November 15, 2004
Exchange Ratio as of Effective Date	1.09704

The increase in the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	October 31, 2004
Opening Exchange Ratio	1.00893
Enterra Energy Trust Distribution per Unit	US$ 0.13
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to November 15, 2004)	US$16.33
Increase in Exchange Ratio *	0.00803
Effective Date of the Increase in Exchange Ratio	November 15, 2004
Exchange Ratio as of Effective Date	1.01696

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Conpany Contacts:                                                                   Investor Relations Counsel:

Enterra Energy Trust                                                             The Equity Group

Luc Chartrand, President and CEO                                          Linda Latman (212) 836-9609

Telephone (403) 213-2502                                                       www.theequitygroup.com

Fax  (403) 294-1197

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com